EXHIBIT II
Nordic Investment Bank
Schedule of External Floating Indebtedness as of December 31, 2009

	Amounts outstanding at	Amounts outstanding at
	December 31, 2009 in	December 31, 2009 in
	currency of borrowing	EUR

EUR	634,467,235.51	634,467,235.51
ISK	227,500,000.00	1,271,873.43
SDR	12,362,481.50	13,453,126.46
USD	6,130,000.00	4,255,171.46

		653,447,406.86